U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                     FORM 4
                   STATEMENT OF CHANGES IN BENFICIAL OWNERSHIP

1.    Name and Address of Reporting Person:
       David J. McNally, 5663 Twincreek Rd, Salt Lake City, UT 84108

2.     Issuer Name and Ticker or Trading Symbol:
        ZEVEX International, ZVXI.

3.     IRS or Social Security Number of Reporting Person (Voluntary):

4.     Statement for Month/Year:
        8/02

5.     If Amendment, Date of Original (Month/Year):

6.     Relationship of Reporting Person to Issuer (Check all applicable):
        (X) Director     (X) Officer (give title below)     (  ) 10% Owner
        ( ) Other (specify below)

Title: Chief Executive Officer

TABLE I -- Non-Derivative Securities Beneficially Owned

1. Title of Security  2. Trans-   3. Trans-   4. Securities Acquired (A)   5. Amount       6. Owner-  7. Nature
                         action      action      or Disposed of (D)           of              ship       of In-
                         Date        Code                                     Securities      Form       direct
                        (M/D/Y)                                               Beneficially    Direct     Benefic-
                                                                              Owned at        (D)or      ial
                                                                              End of          Indirect   Owner-
                                                 Amount  (A) or (D)  Price    Month           (I)        ship
--------------------  ---------   ----------   ---------------------------  ------------   ----------   ------------

Common Stock          08/7/02        P           1,000       A        2.15        242,198       I    Held by
                                                                                                     Patrick McNally
                                                                                                     Son - UGMA



TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of  2. Conver-  3.Trans-  4. Trans-  5. Number of  6. Date      7. Title and  8. Price  9. Num-   10. Own-   11.  Na-
   Deriv-       sion or    action     action     Derivative    Exer-        and Am-       of        ber of     ership      ture
   ative        Exercise   Date       Code       Securities    cisable      ount of       Deriv-    Deriv-     Form        of In-
   Security     Price of  (M/D/Y)                Acquired      and Ex-      Under-        ative     ative      of De-      direct
                Deriv-                          (A) or Dis-    piration     lying         Secur-    Secur-     rivative    Benef-
                ative                           posed of (D)   Date         Securities    ity       ities      Security:   icial
                Security                                      (M/D/Y)                               Bene-      Direct (D)  Own
                                                                                                    ficially   or Indirect ership
                                                              ----------    -----------             Owned      (I)
                                                              Date   Expir-  Title Amount           at End of
                                                              Exer-  ation         or Number        Month
                                                              cisable Date         of shares
-----------  -----------  -------  --------   -------------- -------------  ---------------  ------ ---------- ----------  --------